PART IV: ITEM 15. FINANCIAL STATEMENT SCHEDULES AND EXHIBITS

EXHIBIT-21
SUBSIDIARIES OF THE REGISTRANT

EXHIBIT 21-SUBSIDIARIES OF THE REGISTRANT

Name	Jurisdiction of Incorporation
First Merchants Bank	Indiana
FMB Portfolio Management, Inc.	Delaware
FMB Properties, Inc	Maryland
First Merchants Capital Trust II	Delaware
Ameriana Capital Trust	Delaware
8711 River Crossing, Inc.	Indiana